THEATER XTREME ENTERTAINMENT GROUP, INC.
250 Corporate Boulevard
Suites E&F
Newark, Delaware 19702

February 23, 2006

Securities and Exchange Commission Judiciary Plaza 100 F. Street, N.E. Washington, D.C. 20549 Attention: Matthew J. Benson, Staff Attorney

Re:	Theater Xtreme Entertainment Group, Inc.
Registration Statement on Form SB-2, as amended (File No. 333-130058)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form SB-2, as amended, effective as of 4:00 p.m., February 27, 2006, or as soon thereafter as practicable.

In connection with that request the Company acknowledges: (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to Steven B. King of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8604.

Sincerely,
/s/ Scott Oglum
Chief Executive Officer